MYOS RENS TECHNOLOGY INC.

45 Horsehill Road, Suite 106

Cedar Knolls, New Jersey 07927

May 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	MYOS RENS Technology Inc. Registration Statement on Form S-3 File No. 333-221119

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 2, 2018, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. ET on May 4, 2018, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

Very truly yours,

/s/ Joseph Mannello
Name: Joseph Mannello
Title: Chief Executive Officer